

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

May 6, 2010

Richard N. Nottenburg
Chief Executive Officer
Sonus Networks, Inc.
7 Technology Park Drive
Westford, MA 01886

   Re: Sonus Networks, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed April 27, 2010
     File No. 001-34115

Dear Mr. Nottenberg:

  We have completed our review of your filing and have no further comments at this time on the specific issues raised.

           Sincerely,

           Maryse Mills-Apenteng
           Special Counsel